SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

LONG ISLAND ICED TEA CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54267E 104
(CUSIP Number)

Eric T. Schwartz Graubard Miller 405 Lexington Avenue, 11th Floor New York, New York 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54267E 104	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ivory Castle Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 952,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 952,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Heron Bay Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 952,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 952,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vistra Asia Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 952,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 952,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 5 of 9 Pages

This Schedule 13D is filed by Ivory Castle Limited (“Ivory Castle”), The Heron Bay Trust (“Heron Bay”) and Vistra Asia Limited (“Vistra Asia,” and together with Ivory Castle, the “Reporting Persons”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Long Island Iced Tea Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 4,873,332 shares of Common Stock outstanding as of March 18, 2016 as reported in the Issuer’s Form 10-K for the period ending December 31, 2015.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 116 Charlotte Avenue, Hicksville, NY 11801.

Item 2. Identity and Background.

Heron Bay is a private investor investing through Ivory Castle. Heron Bay owns Ivory Castle and Vistra Asia is the trustee of Heron Bay. Heron Bay is a trust formed under the laws of Hong Kong, Ivory Castle is a British Virgin Islands company and Vistra Asia is a Hong Kong company. There are no executive officers of Ivory Castle or Vistra Asia. The directors of Ivory Castle and Vistra Asia (the “Principals”) are:

Name	Position and Principal Occupation	Citizenship
Michael Raymond Shue	Director of Vistra Asia	Hong Kong
Zeehan Limited	Director of Ivory Castle	British Virgin Islands

The business address of the Reporting Persons and the Principals is Suite 5501, 55th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

None of the Reporting Persons or Principals has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or Principals has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources of Funds.

On May 27, 2015, upon the consummation the business combination (the “Business Combination”) between the Issuer, Long Island Brand Beverages LLC (“LIBB”), and Cullen Agricultural Holding Corp. (“Cullen”), (i) Ivory Castle acquired 806,371 shares of Common Stock in exchange for the membership interests of LIBB held by it immediately prior to the Business Combination, and (ii) Gallo Holdings Limited (“Gallo Holdings”), an entity owned by Heron Bay, acquired 65,000 shares of Common Stock in exchange for shares of Cullen common stock held by it immediately prior to the Business Combination. The Issuer became registered under Section 12 of the Securities Exchange Act of 1934, as amended, on May 29, 2015. The Business Combination is more fully described in the Current Report on Form 8-K filed by the Issuer on June 2, 2015.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 6 of 9 Pages

On June 30, 2015, Ivory Castle purchased 100,872 shares of Common Stock from the Issuer in a private placement at $4.00 per share (for an aggregate purchase price of $403,488). Ivory Castle paid for these shares through the cancellation of indebtedness owed to it by the Issuer. Ivory Castle used its working capital to finance the indebtedness.

On September 30, 2015, Ivory Castle purchased 22,500 units from the Issuer in a private placement at $4.00 per unit (for an aggregate purchase price of $90,000). Each unit consisted of a share of Common Stock (for an aggregate of 22,500 shares) and a warrant (a “Warrant”) to purchase one share of Common Stock (for an aggregate of 22,500 Warrants). The units were separable immediately upon issuance and were issued separately as shares of Common Stock and Warrants. The Warrants are described more fully in Item 6 of this Schedule 13D. Ivory Castle used its working capital to finance this purchase.

On January 20, 2016, Gallo Holdings sold 65,000 shares of Common Stock to a third party in a private transaction at $6.50 per share (for an aggregate sale price of $422,500).

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.

The Reporting Persons and the Principals may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions, including upon exercise of the Warrants, which are currently exercisable.

At the date of this Schedule 13D, none of the Reporting Persons or the Principals, except as set forth in this Schedule 13D, has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 54267E 104	SCHEDULE 13D	Page 7 of 9 Pages

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Ivory Castle is the beneficial owner of 952,243 shares of Common Stock, representing 19.5% of the Issuer’s outstanding Common Stock. This amount includes 929,743 shares of Common Stock held directly and 22,500 shares of Common Stock issuable upon the exercise of the Warrants. Heron Bay, as the owner of Ivory Castle, may be deemed to beneficially own the shares of Common Stock beneficially owned by Ivory Castle. Vistra Asia, as the trustee of Heron Bay, may be deemed to beneficially own the shares of Common Stock beneficially owned by Heron Bay. Ivory Castle, Heron Bay and Vistra Asia have sole voting and dispositive control over all such shares.

In the past 60 days, Heron Bay and Ivory Castle effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure under Item 3 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 8 of 9 Pages

Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $6.00 per share, commencing immediately and expiring on September 17, 2018. The exercise price and number of shares of Common Stock issuable on exercise of the Warrants are subject to adjustment in the event of any stock split, stock combination, stock dividend or reclassification of Common Stock. In addition, in the event of a fundamental transaction, a holder of Warrants will be entitled to receive, at the holder’s option, the number of shares of common stock of the successor corporation and any additional consideration that the holder would have been entitled to receive if the Warrant had been exercised immediately prior to such fundamental transaction. The Issuer may call the Warrants for redemption, in whole and not in part, at a price of $0.01 per Warrant, if (i) the closing price per share of Common Stock is at least $10.00 for 30 consecutive trading days ending on the third business day prior to the notice of redemption or (ii) the Common Stock is listed for trading on a national securities exchange and the closing price per share of Common Stock on the first day of trading on such exchange is at least $7.50. The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

Pursuant to the subscription agreement entered into between the Issuer and each of the investors in the June Private Placement, the investors, including Ivory Castle, have certain “piggyback” registration rights covering the resale of the shares of Common Stock sold in the June Private Placement and the shares of Common Stock underlying the Warrants.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement, dated as of April 6, 2016, by and among Ivory Castle Limited, The Heron Bay Trust and Vistra Asia Limited.

99.2	Form of Subscription Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10Q filed on November 13, 2015).

99.3	Form of Warrant (incorporated by reference from Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10Q filed on November 13, 2015).

CUSIP No. 54267E 104	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 6, 2016

IVORY CASTLE LIMITED

By:	/s/ Chiu Mei Yee
	Name:	Zeehan Limited
	Title:	Sole Director of Ivory Castle Limited

THE HERON BAY TRUST

By:	/s/ Michale Raymond Shue and Chiu Wai Man
	Name:	Vistra Asia Limited
	Title:	as Trustee of The Heron Bay Trust

VISTRA ASIA LIMITED

By:	/s/ Michale Raymond Shue and Chiu Wai Man
	Name:	Michael Raymond Shue and Chiu Wai Man
	Title:	as the Authorised Persons of Vistra Asia Limited